BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

March 7, 2014

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Response to comments regarding Post-Effective Amendments to Registration Statements for the Pacific Value Select (333-185327), Pacific Choice Variable Annuity (333-184973) and Pacific Journey Select (333-185328) variable annuity contracts, funded by Separate Account A (811-08946) of Pacific Life Insurance Company; Earnings Enhancement Death Benefit rider.

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Separate Account A of Pacific Life (811-08946), set forth below are responses to Staff comments received February 12, 2014 in connection with the above referenced Post-Effective Amendments on Form N-4, filed February 7, 2014. Our responses apply to all of the Registration Statements referenced above, unless otherwise indicated below. Page numbers referenced below are from the Pacific Value Select prospectus, unless otherwise indicated below.

Staff Comments: General Comments.

1. Please provide all missing information, including all exhibits, prior to the effective date of the Post-Effective Amendments to the registration statements.

Response: We hereby confirm that any missing information, including any exhibits, will be included and filed prior to the effective date of the Post-Effective Amendments to the registration statements.

2. Please explain, supplementally, why the Earnings Enhancement Guarantee Rider is still available for purchase.

Response: The Earnings Enhancement Guarantee (EEG) rider will be available for purchase in each state where the new Earnings Enhancement Death Benefit (EEDB) rider is not yet approved. Once the new EEDB rider is approved in a certain state, the EEG rider will be discontinued within that state. In no event will both riders be available for purchase at the same time for any prospective purchaser; only one rider is available and the available rider is purchased or not purchased.

Staff Comment: Fees and Expenses.

3. Footnote 7 (p. 11): Please revise footnote 7, to the extent applicable, to make clear that only one guaranteed minimum death benefit may be elected. If you do not need to make this change, please explain, supplementally, why the change is not required.

Response: We added a new footnote, where applicable, to the “Optional Death Benefit” heading with the following disclosure:

“Only one EEDB or EEG may be owned or in effect at the same time.”

4. Footnotes 10 and 11 (p. 12). As to limit the number of repetitive footnotes, if appropriate, please consider consolidating footnotes 10 and 11.

Response: We took this into consideration; however, there are differences between the two riders that prevent us from consolidating the footnotes.

Staff Comment: Earnings Enhancement Death Benefit (EEDB) and Earnings Enhancement Guarantee (EEG).

5. EEDB and EEG (pp. 37, 38). At the beginning of the description of each Rider, please provide general disclosure regarding what the rider actually does.

Response: We added the following disclosure to the beginning of each rider section:

For Pacific Value Select and Pacific Journey Select

“This optional rider may provide for an additional amount based on Earnings (the EEDB amount) to be included in the death benefit proceeds when such proceeds become payable. The EEDB amount is a percentage of Earnings based on the age of the Oldest Annuitant as of the Rider Effective Date.”

For Pacific Choice Variable Annuity

“This optional rider may provide for an additional amount based on Earnings (the EEDB amount) to be included in the death benefit proceeds when such proceeds become payable. The EEDB amount is a percentage of Earnings based on the age of the Oldest Owner (or oldest Annuitant in the case of a Non-Natural Owner) as of the Rider Effective Date.”

The same disclosure was added to the EEG rider, with appropriate rider name changes.

Staff Comment: Earnings Enhancement Death Benefit.

6. Subsequent Purchase Payments (p. 37). If the subsequent purchase payment disclosure in EEDB also applies to the EEG rider, please add the same disclosure to the EEG Rider section

Response: We added the following Subsequent Purchase Payment subsection in the EEG rider section:

“Subsequent Purchase Payments

We reserve the right to reject or restrict, at our discretion, any additional Purchase Payments. If we decide to no longer accept Purchase Payments, we will not accept subsequent Purchase Payments for your Contract or any optional riders that you may own.”

Staff Comment: Earnings Enhancement Death Benefit Sample Calculations (Value Select Only).

7. Appendix G Sample Calculations (p. 112). In the EEDB section, in the body of the prospectus, there is disclosure regarding the credit enhancement. Please add an example or narrative disclosure in Appendix G Sample Calculations as to how the deduction of that credit enhancement would affect the EEDB amount.

Response: We added the following disclosure to the Sample Calculations to show how the credit enhancement would be deducted from the EEDB amount:

“Credit Enhancement Recapture. Assume death of the Annuitant occurred within 12 months of the $20,000 additional Purchase Payment made during Contract Year 3. The Credit Enhancement added to the Contract would have been $1,000 (5% x $20,000). If Earnings were $3,387 prior to death, Earnings would be reduced by $1,000 and equal $2,387 ($3,387 - $1,000). The EEDB amount would then be either 40% or 25% (depending on the age of the oldest Annuitant on the Rider Effective Date) of $2,387.”

We also added similar disclosure to the existing EEG Sample Calculations for consistency.

Staff Comment: Earnings Enhancement Death Benefit (EEDB) Sample Calculations and Earnings Enhancement Guarantee (EEG) Sample Calculations.

8. Appendix G for EEDB and Appendix H for EEG. Please revise the examples to illustrate differences, if there are any, between the EEG and EEDB Riders.

Response: The two riders are substantiality similar in form and function with the exception of how the amount added is calculated and what occurs in the event of spousal continuation. We are of the position that the numerical examples and the accompanying explanation clearly illustrate the differences between the riders regarding how the amount added is calculated. To provide further clarity on how spousal continuation is different under the EEG rider, we added a new row in the table to show numerically what occurs upon spousal continuation and added the following disclosure to the end of the EEG example:

“Spousal Continuation

If a Surviving Spouse is 75 years of age or younger on the date of death, the Surviving Spouse may elect to continue the EEG rider. Prior to continuation of the Contract, any EEG amount owed would be added to the Contract Value. Using the table above (Death at the beginning of year 10), if 40% of the EEG amount was owed, then $3,212 would be added to the Contract Value. This will increase the Contract Value to $129,572 (see last row of table above) and the Earnings to $11,242 ($129,572 - $118,330). Finally, the new EEG amount (40% or 25% based on the age of the Surviving Spouse when the Contract is continued) is recalculated based on the new Earnings amount ($11,242) as outlined in the table above.”

Staff Comment: Tandy Representations.

The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filings; 2) the review of the filings by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filings nor does it foreclose the Commission from taking any action with respect to the filings; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed these filings and provided comments to the Registrants or that the filings became automatically effective thereafter.

If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage